Exhibit 3.07

The first sentence of Article IV, Section 1 of the Company’s Amended and Restated Bylaws is hereby amended to read as follows:

“The Board may, by resolution passed by a majority of the directors present at any meeting at which a quorum is present, designate one or more committees, with each committee consisting of one (1) or more directors of the Corporation.”